UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42717

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Blue Gold Limited
(Translation of registrant’s name into English)

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94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Extraordinary General Meeting Results

Blue Gold Limited (the “Company”) held a virtual extraordinary general meeting of the Company at 10:00 a.m. EDT on March 16, 2026 (the “Meeting”). A total of 25,326,655 votes, representing approximately 72% of the votes exercisable as of February 23, 2026, the record date for the Meeting, were present in person or by proxy. The matters submitted to a vote at the Meeting and the voting results of such matters are as follows:

Proposal 1

The Blue Gold Limited 2025 Equity Incentive Plan and the material terms thereunder be approved and adopted.

Shareholders voted to approve and adopt the Blue Gold Limited 2025 Equity Incentive Plan. The resolution was passed as an ordinary resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	21,028,399	83.028%
Against	4,186,261	16.529%
Abstain	111,995	0.442%
Total Votes Cast	25,326,655	100.000%

Proposal 2

The amended and restated articles of association of Blue Gold Limited currently in effect (the “Current Articles”) be amended pursuant to an amendment to the Current Articles, effective immediately.

Shareholders voted to approve an amendment to the Company’s amended and restated articles of association, effective immediately. The resolution was passed as a special resolution. The voting results were as follows:

	Votes	% of Votes Cast
For	20,839,669	82.284%
Against	4,486,792	17.716%
Abstain	194	0.001%
Total Votes Cast	25,326,655	100.000%

Both proposals received the requisite number of votes for approval in accordance with the Company’s articles of association and were duly approved.

Entry into Facility Agreement

On March 26, 2026, the Company entered into a Facility Agreement with Kaela Ritchie that provides for a drawdown loan facility of up to $2,000,000. The facility is available for drawdown by the Company for a period of six months with a maximum aggregate drawdown per week of $500,000. Interest will accrue at 10% per year on the drawn amounts. At maturity, the Company shall repay the balance and interest, provided, that, the Company may repay the balance at any time prior to maturity without premium or penalty. The facility matures on March 26, 2027.

The foregoing description of the facility agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the facility agreement, which is furnished herewith as Exhibit 10.1, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement by and between the Company and Kaela Ritchie, dated March 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026

BLUE GOLD LIMITED
By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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